UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Apex Global Brands Inc.

(Name of Issuer)
Common Stock, $0.02 Par Value Per Share

(Title of Class of Securities)
03755M102

(CUSIP Number)
Allan Weinstein
c/o Gainline Capital Partners LP
700 Canal Street, 5th Floor
Stamford, CT 06902
(212) 319-1659

With a copy to:

Gregory B. Astrachan, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Galaxy Universal LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 03755M102
1	NAMES OF REPORTING PERSONS Galaxy Apex Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 03755M102
1	NAMES OF REPORTING PERSONS Galaxy Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 03755M102
1	NAMES OF REPORTING PERSONS Gainline Galaxy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 03755M102
1	NAMES OF REPORTING PERSONS GEF Galaxy Splitter LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 03755M102
1	NAMES OF REPORTING PERSONS Gainline Equity Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 03755M102
1	NAMES OF REPORTING PERSONS Gainline Capital Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 03755M102
1	NAMES OF REPORTING PERSONS Ulric Thomas Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Allan Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,680 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,680 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,680 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (see Item 5) (based on 566,929 shares of Common Stock outstanding as of the close of business on January 30, 2021)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.            Security and Issuer.

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.02 per share (the “Common Stock”) of Apex Global Brands Inc., a Delaware corporation (“Apex”), whose principal executive offices are located at 5990 Sepulveda Boulevard, Suite 600, Sherman Oaks, CA 91411.

Item 2.            Identity and Background.

(a)
This Statement is being filed  jointly on behalf of (i) Galaxy Universal LLC, a Delaware limited liability company (“Parent”), (ii) Galaxy Apex Merger Sub, Inc., a Delaware corporation (“Merger Sub”), (iii) Galaxy Intermediate LLC, a Delaware limited liability company (“Galaxy Intermediate”), (iv) Gainline Galaxy Holdings LLC, a Delaware limited liability company (“Holdings”), (v) GEF Galaxy Splitter LP, a Delaware limited partnership (“GEF Galaxy”), (vi) Gainline Equity Fund GP LLC, a Delaware limited liability company (“Gainline Equity”), (vii) Gainline Capital Holdings GP, LLC, a Delaware limited liability company (“Gainline Capital”), (viii) Ulric Thomas Sullivan, an individual (“Sullivan”), and (ix) Allan Weinstein, an individual (“Weinstein”, and together with Parent, Merger Sub, Galaxy Intermediate, GEF Galaxy, Gainline Equity, Gainline Capital, and Sullivan, the “Reporting Persons”).

The sole member of Merger Sub is Parent, whose sole member is Galaxy Intermediate.  The sole member of Galaxy Intermediate is Holdings, which is managed by a board of managers.  The general partner of GEF Galaxy is Gainline Equity.  The sole member of Gainline Equity is Gainline Capital, which is member managed by Sullivan and Weinstein.

Schedule I hereto, with respect to Gainline Equity, Schedule II hereto, with respect to Gainline Capital, Schedule III hereto, with respect to Merger Sub, Schedule IV hereto, with respect to Parent, Schedule V hereto, with respect to Galaxy Intermediate and Schedule VI hereto, with respect to Holdings, set forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 24, 2021, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d−1(k)(1) of the Exchange Act.

(b)
The address of the principal business and principal office of each of the Reporting Persons is c/o Gainline Capital Partners LP, 700 Canal Street, 5th Floor, Stamford, CT 06902.  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, and Schedule VI hereto set forth the principal business address of each Scheduled Person.

(c)
Parent, Merger Sub, Galaxy Intermediate, Holdings and GEF Galaxy are newly formed entities organized by Gainline Equity for the purpose of consummating the transactions contemplated by the Merger Agreement (defined below in Item 4). The principal business of Gainline Equity is acting as the general partner of certain funds that make private equity and related investments.  The principal business of Gainline Capital is acting as the sole member of Gainline Equity and the general partner of Gainline Capital Partners LP and certain related entities.  The principal occupation or employment of Sullivan is Managing Principal of Gainline Capital Partners LP. The principal occupation or employment of Weinstein is Managing Principal of Gainline Capital Partners LP.  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, and Schedule VI hereto set forth the principal occupation or employment of each Scheduled Person.

(d)	During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
Parent, Merger Sub, Galaxy Intermediate, Holdings, GEF Galaxy, Gainline Equity, and Gainline Capital are organized under the laws of the State of Delaware.  Sullivan and Weinstein are United States citizens. Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, and Schedule VI hereto set forth the citizenship of each Scheduled Person.

Item 3.            Sources and Amount of Funds or Other Consideration.

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the transactions contemplated by the Merger Agreement (the “Transactions”) will consist of a combination of (i) equity financing in the form of cash to be contributed to Parent by the Gainline Equity as described in Item 4 below and (ii) debt financing.

As a condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent entered into a Voting Agreement (as defined below) with each of (i) Cove Street Capital, LLC, (ii) Henry Stupp, (iii) Patricia Johnson, (iv) Dwight Mamanteo and (v) Jess Ravich (the stockholders identified in clauses (i) through (v), collectively, the “Supporting Stockholders”).  Pursuant to the Voting Agreements, each Supporting Stockholder has agreed, among other things, to vote, and if requested, to deliver an irrevocable proxy to Parent to vote, the Subject Shares (as defined below) in favor of, among other things, any proposal to adopt and approve or reapprove the Merger Agreement (as defined below) or the Merger (as defined below) and any of the transactions contemplated by the Merger Agreement.  None of the Reporting Persons or Apex paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements.

Item 4.            Purpose of Transaction.

Merger Agreement

On February 16, 2021, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Apex, and Eugene Robin, solely in his capacity as representative, agent and attorney-in-fact, pursuant to which, among other things, the Merger Sub will be merged with and into Apex with Apex surviving as the continuing entity as a wholly-owned direct subsidiary of Parent (the “Merger”).

Voting Agreements

Concurrently with the execution of the Merger Agreement, the Supporting Stockholders of Apex’s Common Stock entered into Voting Agreements whereby the Supporting Stockholders agreed, among other things, that at any duly called meeting of the stockholders of Apex (or any adjournment or postponement thereof), or in any other circumstances (including action by written consent of stockholders in lieu of a meeting) upon which a vote, adoption or other approval or consent with respect to the adoption of the Merger Agreement or the approval of the Merger and any of the transactions contemplated thereby is sought, the Supporting Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, and shall provide a written consent or vote (or cause to be voted), in person or by proxy, all its shares of Common Stock, in each case (i) in favor of (A) any proposal to adopt and approve or reapprove the Merger Agreement and the Transactions and (B) waiving any notice that may have been or may be required relating to the Merger or any of the other Transactions.  The foregoing description of the Voting Agreement is not complete and is qualified in its entirety to the form of Voting Agreement which is attached to the Merger Agreement as an exhibit thereto and incorporated herein by reference.

Based upon information provided by the Supporting Stockholders, as of February 16, 2021, the Subject Shares included: (i) 97,316 shares of Common Stock beneficially owned by Cove Street Capital, LLC, (ii) 11,976 shares of Common Stock beneficially owned by Henry Stupp, (iii) 1,653 shares of Common Stock beneficially owned by Patricia Johnson, (iv) 10,402 shares of Common Stock beneficially owned by Dwight Mamanteo and (v) 8,243 shares of Common Stock beneficially owned by Jess Ravich and 38,090 shares of Common Stock beneficially owned by Ravich Revocable Trust of 1989.

The Reporting Persons may be deemed to have acquired shared voting power with respect to the Subject Shares by reason of the execution and delivery of the Voting Agreements by Parent.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and the Voting Agreements are each attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, to this Statement and incorporated by referenced herein.

The primary purpose of the transactions described above is for Parent, through the Merger Sub, to acquire all of the outstanding shares of Apex. Parent required that the Supporting Stockholders agree to enter into the Voting Agreements to induce Parent and Merger Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger. Upon consummation of the Merger, Merger Sub will be merged with and into Apex, which will become a wholly-owned subsidiary of Parent, the Common Stock will cease to be traded on the Pink Open Market of the OTC Markets Group, the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and Parent will control the board of directors of Apex and will make such other changes in the charter, bylaws, capitalization, management and business of Apex as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth in this Statement or as contemplated by the Merger Agreement or the Voting Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of  Item 4 of this Statement.

Item 5.            Interest in Securities of the Issuer.

(a)
The percentages used herein are calculated based upon the 566,929 shares of Common Stock as of the close of business on January 30, 2021, as set forth in the Merger Agreement.  The Supporting Stockholders collectively own 167,680 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Exchange Act, therefore may, by reason of the execution and delivery of the Voting Agreements, be deemed to share beneficial ownership over 167,680 shares of Common Stock, which would represent 29.6% of the Common Stock of Apex, issued and outstanding as of the close of business on January 30, 2021, as disclosed in the Merger Agreement. Other than for the purposes of Rule 13d-3 under the Act, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any Scheduled Person.

(b)
The Reporting Persons, by reason of the execution and delivery of the Voting Agreements, may be deemed to have shared dispositive and voting power with the Supporting Stockholders with respect to 167,680 shares of Common Stock, representing approximately 29.6% of the Common Stock of Apex, issued and outstanding as of the close of business on January 30, 2021, as disclosed in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Persons (i) are not entitled to any rights as a stockholder of Apex as to the Subject Shares, except as otherwise expressly provided in the Voting Agreements, and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Voting Agreements.

(c)	Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.

(d)
Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above (or any Scheduled Person) or between such persons and any other person with respect to any securities of the Company.

Item 7.            Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 24, 2021, by and among the Reporting Persons.
Exhibit 99.2
Agreement and Plan of Merger, dated February 16, 2021, by and among Galaxy Universal LLC, Galaxy Apex Merger Sub, Inc. Apex Global Brands Inc. and Eugene Robin, solely with respect to Sections 2.09, 6.18, 6.22 and 6.23 thereof and in his capacity as representative, agent and attorney-in-fact  (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 19, 2021).

Exhibit 99.3	Voting Agreement, dated February 16, 2021, by and between Galaxy Universal LLC and Cove Street Capital.
Exhibit 99.4	Voting Agreement, dated February 16, 2021, by and between Galaxy Universal LLC and Henry Stupp.
Exhibit 99.5	Voting Agreement, dated February 16, 2021, by and between Galaxy Universal LLC and Patricia Johnson.
Exhibit 99.6	Voting Agreement, dated February 16, 2021, by and between Galaxy Universal LLC and Dwight Mamanteo.
Exhibit 99.7	Voting Agreement, dated February 16, 2021, by and between Galaxy Universal LLC and Jess Ravich.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2021	GALAXY UNIVERSAL LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: February 24, 2021	GALAXY APEX MERGER SUB, INC. By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: February 24, 2021	GALAXY INTERMEDIATE LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: February 24, 2021	GAINLINE GALAXY HOLDINGS LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: February 24, 2021	GEF GALAXY SPLITTER LP By: Gainline Equity Fund GP LLC Its: General Partner By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: February 24, 2021	GAINLINE EQUITY FUND GP LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: February 24, 2021	GAINLINE CAPITAL HOLDINGS GP, LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: February 24, 2021	/s/ Ulric Thomas Sullivan_____________________
Dated: February 24, 2021	/s/ Allan Weinstein_____________________

SCHEDULE I

GALAXY UNIVERSAL LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Allan Weinstein, President	700 Canal Street, 5th Floor Stamford, CT 06902	Managing Principal of Gainline Capital Partners LP	USA
Harry Clouston, Vice President	700 Canal Street, 5th Floor Stamford, CT 06902	Vice President of Gainline Capital Partners LP	Australia
Eddie Esses, CEO	700 Canal Street, 5th Floor Stamford, CT 06902	Division President of Sequential Brands Group Inc	USA

SCHEDULE II

GALAXY APEX MERGER SUB, INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Allan Weinstein, President	700 Canal Street, 5th Floor Stamford, CT 06902	Managing Principal of Gainline Capital Partners LP	USA
Harry Clouston, Vice President	700 Canal Street, 5th Floor Stamford, CT 06902	Vice President of Gainline Capital Partners LP	Australia

SCHEDULE III

GALAXY INTERMEDIATE LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Allan Weinstein, President	700 Canal Street, 5th Floor Stamford, CT 06902	Managing Principal of Gainline Capital Partners LP	USA
Harry Clouston, Vice President	700 Canal Street, 5th Floor Stamford, CT 06902	Vice President of Gainline Capital Partners LP	Australia

SCHEDULE IV

GAINLINE GALAXY HOLDINGS LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Allan Weinstein, President	700 Canal Street, 5th Floor Stamford, CT 06902	Managing Principal of Gainline Capital Partners LP	USA
Harry Clouston, Vice President	700 Canal Street, 5th Floor Stamford, CT 06902	Vice President of Gainline Capital Partners LP	Australia
Eddie Esses, Authorized Officer	700 Canal Street, 5th Floor Stamford, CT 06902	Division President of Sequential Brands Group Inc	USA

SCHEDULE V

GAINLINE EQUITY FUND GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Allan Weinstein, President	700 Canal Street, 5th Floor Stamford, CT 06902	Managing Principal of Gainline Capital Partners LP	USA
Ulric Sullivan, Vice President	700 Canal Street, 5th Floor Stamford, CT 06902	Managing Principal of Gainline Capital Partners LP	USA

SCHEDULE VI

GAINLINE CAPITAL HOLDINGS GP, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Allan Weinstein, President	700 Canal Street, 5th Floor Stamford, CT 06902	Managing Principal of Gainline Capital Partners LP	USA
Ulric Sullivan, Vice President	700 Canal Street, 5th Floor Stamford, CT 06902	Managing Principal of Gainline Capital Partners LP	USA